TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust III Philip Strassler, Trustee 328 Crandon Blvd Ste 119 363 Key Biscayne, FL 33139	Class A Common Stock	12/18/2025	24,317	$ 430,055.00
-same as above-	Class A Common Stock	12/3/2025	4,498	$ 79,542.11
-same as above-	Class A Common Stock	12/2/2025	43,526	$ 778,934.29
-same as above-	Class A Common Stock	12/1/2025	40,043	$ 719,222.85
-same as above-	Class A Common Stock	11/24/2025	15,216	$ 269,994.96
-same as above-	Class A Common Stock	11/21/2025	111,391	$ 1,866,273.55
-same as above-	Class A Common Stock	11/19/2025	86,288	$ 1,479,007.99
-same as above-	Class A Common Stock	11/5/2025	547	$ 10,332.83
-same as above-	Class A Common Stock	11/5/2025	1,541	$ 29,109.49
-same as above-	Class A Common Stock	11/4/2025	67,916	$ 1,148,961.80
-same as above-	Class A Common Stock	11/4/2025	24,138	$ 408,352.08
-same as above-	Class A Common Stock	11/3/2025	54,226	$ 958,944.73
-same as above-	Class A Common Stock	11/3/2025	19,272	$ 340,810.36
-same as above-	Class A Common Stock	10/31/2025	51,936	$ 922,785.19
-same as above-	Class A Common Stock	10/31/2025	18,457	$ 327,939.12